         Exhibit 95
MINE SAFETY INFORMATION

The Federal Mine Safety and Health Act of 1977 (Mine Act) imposes stringent health and safety standards on various mining operations.  The Mine Act and its related regulations affect numerous aspects of mining operations, including training of mine personnel, mining procedures, equipment used in mine emergency procedures, mine plans and other matters.  SWEPCo, through its ownership of DHLC, and OPCo, through its ownership of Conesville Coal Preparation Company (CCPC) and use of the Conner Run fly ash impoundment, are subject to the provisions of the Mine Act.

The Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations require companies that operate mines to include in their periodic reports filed with the SEC, certain mine safety information covered by the Mine Act.  DHLC, CCPC and Conner Run received the following notices of violation and proposed assessments under the Mine Act for the quarter ended December 31, 2012:

	DHLC	CCPC	Conner Run
Number of Citations for S&S Violations of Mandatory Health or
Safety Standards under 104 *	1	-	-
Number of Orders Issued under 104(b) *	-	-	-
Number of Citations and Orders for Unwarrantable Failure
to Comply with Mandatory Health or Safety Standards under
104(d) *	-	-	-
Number of Flagrant Violations under 110(b)(2) *	-	-	-
Number of Imminent Danger Orders Issued under 107(a) *	-	-	-
Total Dollar Value of Proposed Assessments	$35,8001	$-	$100
Number of Mining-related Fatalities	-	-	-

* References to sections under the Mine Act

DHLC currently has three legal actions pending before the Federal Mine Safety and Health Review Commission. Two actions are challenging four violations issued by Mine Safety and Health Administration following an employee fatality in March 2009.  The third legal action is challenging a citation issued in August 2010 related to a dragline boom issue.

1 Includes petitions for individual assessments received in fourth quarter 2012, but related to 2009 orders.